

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via E-mail</u>
Mr. Shaun A. Burke
President and CEO
Guaranty Federal Bancshares, Inc.
1341 West Battlefield
Springfield, MO 65807

> **Re: Guaranty Federal Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 3, 2012**
>
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 6, 2012**
>
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 8, 2012**
> **File No. 333-183062**

Dear Mr. Burke:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1 filed August 8, 2012</u>

<u>General</u>

1.   With a view towards additional disclosure, please advise if the minimum suitability standards require a minimum net worth.

2.   Confirm to the staff that the registrant will file a pre-effective amendment that discloses the minimum price and names the underwriters.

Prospectus Cover Page

3.   Please revise the cover page to indicate whether the company, its officers and/or directors, or any affiliates thereof, intend to bid in the offering.

Underwriting, page S-41

4.   Supplementally advise the staff whether any of the underwriters that participated in developing the minimum price, or assisted the company in any capital raising activities in the last year, has any affiliates or other related parties that have or will participate in the bidding.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel